THE SCOTT LAW FIRM, P.A.
                      940 Northeast 79th Street, Suite A
                             Miami, Florida  33138

                                (305) 754-3603
                           facsimile (305) 754-2668
                             wscott@wscottlaw.com

                                                August 11, 2005



Mr. Jorge Bonilla
Senior Staff Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:   Bromwell Financial Fund, Limited Partnership ("Bromwell")
      10-K for the year ended December 31, 2004 and 10-Q for the quarter ended March 31, 2005 (the "Filings")
      SEC File No. 333-85755

Dear Mr. Bonilla,

      We have reproduced the comments provided in our copy of your letter to the Registrant of June 16, 2005, and have supplied its response immediately following each of the comments. You may send any response to the fax number above.

      We are available to amplify or clarify any response.

                                                Very truly yours,


                                                /s/ William S. Scott
                                                William Sumner Scott
                                                For the Firm

WSS/lf

cc:   Belmont Capital Management, Inc.
      General Partner

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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

Mail Stop 4561

June 16, 2005

VIA U.S. MAIL AND FAX (954) 964-1548

Mr. Michael P. Pacult
President and Treasurer
101 North Fairfield Drive
Dover, Delaware 19901

RE:   Bromwell Financial Fund, Limited Partnership
      Form 10-K for the year ended December 31, 2004 Filed April 8, 2005 File No. 333-85755
      Form 10-Q for the quarter ended March 31, 2005
      Filed May 20, 2005

Dear Mr. Pacult:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing- We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Comments

Form 10-K for the year ended December 31, 2004

1. Please file an amendment to your Form 10-K that includes the entire filing together with the certification of your CEO/CFO in the form currently set forth in Item 601(b)(31) and Item 601(b) (32) of Regulation S-K.

Response:      We have filed a 10-K amendment on behalf of the registrant that includes the entire previous 10-K filing with the certification of Mr. Pacult, the CEO/CFO.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:      We have included as an attachment to this response letter a written statement from the registrant acknowledging the above.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

End of responses.

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                 Bromwell Financial Fund, Limited Partnership
                           101 North Fairfield Drive
                               Dover, DE  19901

                                (800) 833-1532

                                                August 11, 2005

Mr. Jorge Bonilla
Senior Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Bromwell Financial Fund, Limited Partnership ("Bromwell")
10-K for the year ended December 31, 2004 and 10-Q for the quarter ended March 31, 2005 (the "Filings")
      SEC File No. 333-85755

Dear Mr. Bonilla,

      In response to your letter dated June 16, 2005, Bromwell hereby acknowledges that:

* Bromwell is responsible for the adequacy and accuracy of the disclosure in the Filings;

* Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

* Bromwell may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact the undersigned with any further questions or comments.

                                        Very truly yours,

                                        By: Belmont Capital Management, Inc.
                                        The General Partner


                                        /s/ Michael Pacult
                                        Michael Pacult
                                        President
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